UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14141

L-3 COMMUNICATIONS

MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave

New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	5
Notes to Financial Statements	6-19
Supplemental Schedule:
Schedule H, line 4i* − Schedule of Assets (Held at End of Year)	20
*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2007.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

the L-3 Communications Master Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP New York, New York June 25, 2008

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007

(in thousands)

Total
Assets:
Investment in Master Trust	$3,208,112
Contributions receivable:
Employer	12,976
Participants	74
Total contributions receivable	13,050
Net assets available for benefits at fair value	3,221,162
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	4,943
Net assets available for benefits	$3,226,105

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006

(in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$2,496,164	$223,160	$2,719,324
Contributions receivable:
Employer	2,051	12,468	14,519
Participants	7,908	—	7,908
Total contributions receivable	9,959	12,468	22,427
Net assets available for benefits at fair value	2,506,123	235,628	2,741,751
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	5,177	—	5,177
Net assets available for benefits	$2,511,300	$235,628	$2,746,928

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands)

	Participant Directed	Non- Participant Directed	Total
Additions:
Contributions:
Employer	$132,733	$—	$132,733
Participant	255,048	—	255,048
Rollover	21,827	—	21,827
Total contributions	409,608	—	409,608
Plan interest in the Master Trust net investment income	320,161	—	320,161
Total additions	729,769	—	729,769
Deductions:
Benefit payments	265,814	—	265,814
Administrative expenses	1,306	—	1,306
Total deductions	267,120	—	267,120
Transfers between non-participant directed funds and participant directed funds	235,628	(235,628)	—
Net increase prior to plan mergers	698,277	(235,628)	462,649
Transfers in from other plans (Note 1)	16,528	—	16,528
Net increase	714,805	(235,628)	479,177
Net assets available for benefits, Beginning of period	2,511,300	235,628	2,746,928
Net assets available for benefits, End of period	$3,226,105	$—	$3,226,105

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The following description of the L-3 Communications Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L-3 Communications Corporation (the “Company”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of multiple business units (including the corporate office) of the Company (see Note 3 for a complete listing) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.

Transfers from Other Plans

During 2007, 4 defined contribution plans sponsored by certain business units of the Company with plan assets of $16.5 million were merged into the Plan.

Participant Contributions

Generally, all eligible employees can participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or after-tax contributions by payroll deduction. Generally, participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible. The Internal Revenue Code (“IRC”) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2007 to $15,500 for participants under 50 years of age and $20,500 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. See Note 3 for a discussion of the Company contribution and related vesting provisions of the Plan. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant net earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Master Trust Investments

Generally, all employer contributions are initially invested in the L-3 Stock Fund, which invests in the common stock of L-3 Communications Holdings, Inc. (“L-3 Holdings”) and money market funds, and may not be invested in other Master Trust investment options unless a participant makes an investment election with respect to employer contributions to invest in other investment options offered by the Master Trust for the employer contributions credited to the participants’ account on the date the election is made. Employer contributions that are made in the L-3 Stock Fund will remain invested in the L-3 Stock Fund until the participant makes an election to transfer such employer contributions out of the L-3 Stock Fund.

2. Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC. The Plan participates in the Master Trust along with all the assets of the Aviation Communications & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 4 for a list of the funds and the Plan’s investment in each fund as of December 31, 2007 and 2006.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at estimated fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings common stock. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in the investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

Investment Transactions and Investment Income

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan’s investment consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of vested balance, if earlier, and are used by the Company to reduce future Company contributions and to pay plan expenses. For the years ending December 31, 2007 and 2006, forfeitures used to reduce Plan expenses totaled $842,454 and $799,398, respectively. Forfeitures available were approximately $7,425,000 and $10,389,000 at December 31, 2007 and 2006, respectively.

Benefit Payments

Benefit payments are recorded when paid.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

Plan Expenses

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Accounting Standards Issued and Not Yet Implemented

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes: (1) a common definition for fair value to be applied to generally accepted accounting principles requiring use of fair value, (2) a framework for measuring fair value, and (3) disclosure requirements related to fair value measurements. SFAS 157 does not require new fair value measurements and is effective for the Plan beginning January 1, 2008. SFAS 157 is not expected to have a material impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

3. Company Contributions and Vesting Provisions

The Company provides matching contributions generally based on a matching percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s compensation. Certain divisions and subsidiaries provide non-matching and supplemental contributions as provided for in the Plan document. The Company’s matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

Business Units	Company Match
Army Fleet Support, LLC	50% up to 8%
Aviation Recorders	25% up to 6% (1)
Electro-Fab	(2)
Broadcast Sports, Inc.	50% up to 6%
BT Fuze Products	50% up to 6% (3)
Combat Propulsion Systems	(4)
ComCept	100% up to 5%
CS West – Photonics	100% up to 5%
Display Systems	60% up to 5%

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

Business Units	Company Match
DP Associates, Inc.	(2)
Electrodynamics, Inc.	(5)
Electron Devices	50% up to 6% (6)
Hygienetics Environmental Services, Inc.	50% up to 2% (7)
Interstate Electronics Corporation	(8)
KDI Precision Products, Inc.	(9)
L-3 Communications Advanced Laser Systems Technology, Inc.	(10)
L-3 Communications Aeromet, Inc (merged into L-3 Integrated Systems, LP August 2007)	100% up to 5%
L-3 Communications Avionics Systems, Inc.	100% up to 6% (11)
L-3 Communications BAI Aerosystems	25% up to 6%
L-3 Communications Brashear	(12)
L-3 Communications Cincinnati Electronics Corporation	70% up to 4% (13)
L-3 Communications Corporation (Corporate Office)	80% up to 5% (14)
L-3 Communications CyTerra Corporation (effective November 1, 2007)	100% up to 5%
L-3 Communications Dynamic Positioning and Control Systems, Inc. (effective December 28, 2007)	50% up to 12%
L-3 Communications Electron Technologies, Inc.	(15)
L-3 Communications EOTech Inc.	50% up to 8% (16)
L-3 Communications ESSCO, Inc.	50% up to 6%
L-3 Communications Flight International Aviation LLC	50% up to 6% (17)
L-3 Communications Geneva Aerospace, Inc. (effective 8/30/2007)	None
L-3 Communications Government Services, Inc.	50% up to 6%
L-3 Communications ILEX Systems, Inc.	50% up to 6%
L-3 Communications Infrared Products	100% up to 4% (18)
L-3 Communications InfraredVision Technology Corporation (effective January 1, 2006)	50% up to 6%
L-3 Communications Integrated Systems L.P.	100% up to 4% (19)
L-3 Communications Klein Associates, Inc.	(20)
L-3 Communications Marine Systems	50% up to 6%
L-3 Communications MariPro, Inc. (effective December 28, 2007)	50% up to 12%
L-3 Communications Mobile-Vision, Inc.	100% up to 5% (21)
L-3 Communications Nova Engineering, Inc.	(22)
L-3 Communications SafeView, Inc. (effective 11/29/2007)	100% up to 5%
L-3 Communications Security and Detection Systems, Inc.	100% up to 5%
L-3 Communications Sonoma EO, Inc.	50% up to 6%
L-3 Communications SPD Technologies	(23)(24)
L-3 Communications Systems — East	50% up to 8% (25)
L-3 Communications Systems — West	(26)
L-3 Communications Titan Corporation	(27)
L-3 Communications Vertex Aerospace LLC	(28)(29)
L-3 Communications Westwood Corporation	100% up to 3%

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

Business Units	Company Match
L-3 Global Network Solutions	100% up to 4%
Link Simulation and Training	100% up to 4% (30)
Microdyne Outsourcing Incorporated	25% up to 18% (31)
MPRI, Inc.	(2)
Narda Microwave – East	(32)
Narda Microwave – West	50% up to 6%
Ocean Systems	(33)
Power Paragon, Inc.	50% up to 6%
Randtron Antenna Systems	100% up to 6%
Ruggedized Command and Control Solutions	50% up to 6%
Scandia	(34)
SYColeman Corporation / Coleman Aerospace	100% up to 7%
Southern California Microwave	(35)
Space & Navigation	(33)
Telemetry East	50% up to 6%
Telemetry West	50% up to 6%
Wolf Coach, Inc.	50% up to 5%

Generally all of the Company matching contributions are made in the L-3 Stock Fund. Effective January 1, 2007, with respect to contributions made in the L-3 Stock Fund, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds. With respect to contributions that are not made in L-3 Holdings’ common stock, a participant has the right to direct the investment of such employer contributions into one or more of the available investment funds.

______________
(1)

In addition to the Company’s matching contribution for Aviation Recorders, the Company also makes a supplemental contribution of 1% of the participant’s compensation and may include an additional discretionary match of up to 75% of 6% of the participant’s compensation contributed. Effective January 1, 2007, the Company makes an additional supplemental contribution each pay period equal to 1.5% of compensation for each participant hired after December 31, 2006 who is not eligible to participate in the L-3 Communications Aviation Recorders Retirement Plan or the L-3 Communications Aviation Recorders Retirement Plan II.

(2)	The Company’s matching contributions for participants who are employees of Electro-Fab, DP Associates, Inc. and MPRI are discretionary and determined each year.
(3)	For BT Fuze Products, only salaried employees are eligible to participate in the Plan.
(4)

The Company’s matching contribution for a participant who is a salaried employee of Combat Propulsion Systems is equal to 100% up to 7% of compensation for the payroll period. Effective January 1, 2007, the Company’s matching contribution for a participant who is an hourly employee of Combat Propulsion Systems is equal to 50% of the combined pre-tax and after-tax contributions up to 4% of compensation for the payroll period. Additionally, effective January 1, 2007, the Company makes a supplemental contribution for eligible hourly employees ranging from $25.00 to $50.00 from April 1, 2007 through April 1, 2010.

(5)

The Company’s matching contribution for participants who are salaried employees of Electrodynamics, Inc. is 100% up to 5% of compensation. The Company makes an annual supplemental contribution for salaried employees ranging from 1% of total compensation to 8% of the first $10,000 of compensation plus 5% of compensation in excess of $10,000, based on age attained during the plan year. The Company’s matching contribution for participants who are members of the

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

International Brotherhood of Electrical Workers, Local 134 (“I.B.E.W. Local 134”) is 100% up to 2% of salary. Effective January 1, 2007, the Company makes a supplemental contribution equal to 3% of compensation on behalf of each participant hired after December 31, 2006 represented by I.B.E.W Local 134 who is not eligible to participate in the Electrodynamics, Inc. Pension Plan for Members of Local 134, I.B.E.W.

(6)

Participants who were employees of Electron Devices on October 26, 2002 and as of the last day of the plan year were eligible for a supplemental employer contribution as of the last day of the plan year equal to 1% of compensation for participants under 45 years of age, 3% of compensation for participants between 45 and 54 years of age, and 5% of compensation for participants 55 years of age or above. The supplemental contribution was discontinued as of March 31, 2006.

(7)

The Company sold Hygienetics Environmental Services, Inc. on December 18, 2007. The Company’s matching contribution for affected participants is based on the combined pre-tax and after-tax contributions through the pay period ending December 18, 2007.

(8)

The Company’s matching contribution for IEC is 100% of the participants contribution up to 2% of the participant’s compensation plus 50% of the participants contribution on the next 4% of the participant’s compensation.

(9)

The Company’s matching contribution for KDI Precision Products, Inc. is 100% of the participant’s contribution for the first 3% of compensation, plus 75% of the participant’s contribution on the next 4% of compensation.

(10)

The Company makes a non-matching contribution on behalf of each participant employed by L-3 Communications Advanced Laser Systems Technology, Inc. in an amount currently equal to 3% of the employee’s compensation.

(11)

The Company makes a supplemental contribution each year for participants who were participants in the Goodrich Corporation Employees’ Pension Plan on June 30, 2003 and who (i) are employees on the last day of the plan year, (ii) separated from employment with the employer during the plan year due to death, retirement on or after age 65, disability, or (iii) are not employees on the last day of the plan year solely as a result of the transfer of such participants to a division/subsidiary not participating in the Plan in an amount ranging from 1.0% to 5.5% of compensation, depending on attained age on the last day of the plan year. The Company also makes a supplemental contribution for employees hired after 7/1/2003 in an amount equal to 2% of Compensation.

(12)

The Company makes a non-matching contribution for a participant on the last day of the plan year who is employed by L-3 Communications Brashear on or after January 1, 2002, in an amount currently equal to 3% of the participant’s compensation.

(13)

The Company makes a supplemental contribution for a salaried participant employed by L-3 Communications Cincinnati Electronics Corporation equal to 1% of the participant’s compensation. The additional supplemental contribution is equal to 1.5% of salaried participants’ compensation. Bargaining employees are not eligible to participate. Effective January 1, 2007, bargaining employees are eligible to participate if they irrevocably elect to forego pension participation or are new hires.

(14)

Effective January 1, 2007, the Company makes a supplemental contribution for participants who are not eligible to accrue a benefit under the L-3 Communications Corporation Pension Plan equal to 1% of compensation.

(15)

The Company’s matching contribution for a participant who is a salaried employee of L-3 Communications Electron Technologies, Inc. is equal to 75% up to 8% of compensation for the payroll period. Effective January 1, 2007, the Company will make a supplemental contribution on

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

behalf of each employee who has at least one year of completed service and is not eligible to participate in either the L-3 Communications Electron Technologies Retirement Plan or the Pension Value Plan for Employees of L-3 Communications Electron Technologies, Inc. The amount of supplemental contribution is based on years of service and is between 1% and 5% of compensation. The contribution for an hourly employee is 100% up to 4% of compensation for the payroll period.

(16)	The Company’s annual matching contribution shall not exceed 50% up to 8% but not to exceed $4,000 annually for combined pretax and after tax contributions.
(17)

Participants who are employees of L-3 Communications Flight International Aviation LLC do not receive any matching contributions during the first year of employment. Effective January 1, 2007, the Company’s matching contribution for a participant hired after December 31, 2006 who is not eligible to participate in the L-3 Communications Infrared Products Retirement Plan is 100% up to 6% of compensation.

(18)

Effective January 1, 2007, the Company’s matching contribution for a participant hired after December 31, 2006 who is not eligible to participate in the L-3 Communications Infrared Products Retirement Plan is 100% up to 6% of compensation.

(19)

The Company makes a supplemental contribution for a participant who is employed by L-3 Communications Integrated Systems L.P. on the last day of the plan year in an amount equal to 0.5% of the participant’s compensation. No matching or supplemental contribution shall be made on behalf of a participant who is an employee covered by the Service Contract Act, as amended. Effective January 1, 2007, for salaried participants and January 1, 2008, for hourly participants, the Company’s matching contribution for a participant hired after December 31, 2006 who is not eligible to participate in the L-3 Communications Integrated Systems Retirement Plan is 100% of the combined participant’s pre-tax and after-tax contributions up to 5% of compensation for the payroll period. Except for hourly participants referenced above, effective January 1, 2008, the Company’s matching contribution for an hourly employee hired on or before December 31, 2007 is 100% of the combined participant’s pre-tax and after-tax contributions up to 4% of compensation for the payroll period.

(20)	The Company may make a discretionary matching contribution in an amount to be determined by the Company each year.
(21)	The Company may make an annual discretionary profit sharing contribution on behalf of each participant in an amount determined by the Company each year.
(22)	Participants may not make contributions to the Plan. The Company may make a discretionary profit sharing contribution in an amount to be determined by the Company annually.
(23)

The Company’s matching contribution for participants (salaried and certain UAW represented employees) who are employees of SPD Electrical Systems, SPD Switchgear, Henschel, or who are salaried employees of PacOrd is 50% of the participant’s combined pre-tax and after-tax contributions up to 6% of compensation. The Company’s matching contribution for participants who are hourly employees of PacOrd is 15% of the participant’s contribution up to 6% of compensation. For Pac Ord hourly and salaried employees, the Company may make an additional discretionary contribution each year.

(24)

Participants who are represented by UAW Local 1612 and who do not participate in the SPD Technologies Retirement Pension Plan may participate in an additional employer contribution of 2% of compensation based on employee eligibility.

(25)

The Company’s matching contribution for participants who are hourly employees of L-3 Communications Systems – East with less than 36 months of employment is 50% of the participants contribution up to 6% of compensation and with more than 36 months of service, 50% up to 8% of compensation. Effective January 1, 2007, the Company’s matching contribution for a participant hired

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

after December 31, 2006 who is not eligible to participate in the L-3 Communications Systems – East Retirement Income Plan will be 100% up to 2% of compensation and 50% up to the next 4% of compensation. In addition, the Company will make a supplemental contribution for these participants between 2% and 4% of compensation based on years of service. For salaried employees hired before January 1, 2007, the Company makes a matching contribution for employees with less than 10 years of service equal to 50% up to 8% of compensation and with 10 or more years of service equal to 60% up to 8% of compensation.

(26)

The Company’s matching contribution for L-3 Communications Systems – West is (i) 100% of the participant’s contribution up to 4% of compensation for participants that are salaried employees and union employees represented by the East Coast Lodge 815, International Association of Machinists & Aerospace Workers (“IAM”) and (ii) 75% of the participant’s contribution up to 4% of compensation for participants that are union employees not represented by the IAM. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the IAM. Effective January 1, 2007, the supplemental contribution for union employees represented by the International Brotherhood of Electrical Workers, AFL-CIO (“I.B.E.W.”) will increase to 2.5% of compensation. Salaried employees hired on or after October 31, 2005 receive a matching contribution of 100% of the participant’s contribution up to 5%.

(27)

The Company’s matching contribution is generally between 3% and 5% of compensation and varies by the former Titan divisions. A participant who was an employee of Titan Corporation on July 29, 2005 and became an employee of the Company on July 30, 2005 will be fully vested for amounts transferred from the Titan Corporation Consolidated Retirement Plan to this Plan.

(28)

The Company’s matching contribution for participants who are employees of L-3 Communications Vertex Aerospace LLC and who do not belong to the Support Services Division is generally 100% of the participant’s contribution up to 4% of salary. Additionally, the Company provides a non-matching contribution for these participants of ½ of 1% of compensation. The Company shall also make a supplemental contribution as of the last day of each year to participants who were eligible to participate on June 26, 2001 in either the Raytheon Aircraft Holdings, Inc. Base Retirement Income Plan or the Raytheon Aircraft Company Retirement Income Plan for Salaried Employees provided the participant is an employee of the Company on the last day of the plan year

(29)

The Company’s matching contribution for participants who are employees of L-3 Communications Vertex Aerospace LLC and who belong to the Support Services Division is generally zero. Non-union employees of the Support Services Division receive a non-matching contribution ranging from 2% to 3% of compensation. Union employees receive contributions based upon the terms of their various bargaining agreements.

(30)

For Link Simulation and Training, employees covered by the Service Contract are not eligible to receive the Company’s matching contribution. Union employees may receive a match based on the terms of their collective bargaining agreement.

(31)	The maximum Company matching contribution for Microdyne Outsourcing Incorporated is $500 per year.
(32)

The Company’s matching contribution for all participants who also participate in the Narda Microwave Pension Plan is 40% of the participant’s contribution up to 5% of salary. The Company’s matching contributions for participants who do not participate in the Narda Microwave Pension Plan is 50% of the participant’s contribution up to 10% of salary.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

(33)

The Company’s matching contribution for participants who are salaried employees of Ocean Systems or Space & Navigation is 50% of the participant’s combined pre-tax and after-tax contributions up to 8% of compensation for the payroll period, which Space & Navigation employees increases to 100% of the participant’s contribution up to 8% of salary after 5 years of participation. Salaried employees of Ocean Systems and Space & Navigation do not receive any matching contributions during the first year of employment. The Company’s matching contribution for participants who are hourly employees of Ocean Systems or Space & Navigation is 50% of the participant’s contribution up to 4% and 6% of salary, respectively. Effective 4/1/2007, Space & Navigation hourly employees also receive an annual contribution of $750 prorated monthly and the Company’s matching contribution increased to 8% of salary.

(34)

Effective March 1, 2007, the Company’s matching contribution for Scandia is 50% of the participant’s combined pre-tax and after-tax contributions up to 8% of compensation for the payroll period. Prior to March 1, 2007, the Company made no matching contributions for Scandia.

(35)	The Company’s contribution for Southern California Microwave is an annual employer contribution of 7.5% of a participant’s compensation.

Vesting of Company contributions in effect during 2007 varied by division and/or subsidiary and is listed below.

Aviation Recorders, Electro-Fab, Broadcast Sports, Inc., CS West – Photonics, Display Systems, DP Associates, Inc., Electrodynamics, Inc., Interstate Electronics Corporation (IEC), KDI Precision Products, Inc., L-3 Communications Avionics Systems, Inc., L-3 Communications BAI Aerosystems, L-3 Communications Cincinnati Electronics Corporation, L-3 Communications Corporation (Corporate office), L-3 Communications Flight International Aviation LLC, L-3 Communications Klein Associates, Inc., L-3 Communications Mobile-Vision, Inc., L-3 Communications SPD Technologies (excluding the additional Company contribution for employees covered by UAW Local 1612 which, prior to January 1, 2008, vests after five years of service), L-3 Communication Systems – West (salaried employees), L-3 Global Network Solutions, Microdyne Outsourcing Incorporated, Narda Microwave – East, Narda Microwave – West, Ocean Systems (salaried and hourly employees with at least one hour of service on or after January 1, 2002), Power Paragon, Inc., Scandia, Space & Navigation, Telemetry East, Telemetry West and Wolf Coach:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

L-3 Communications Brashear (effective through December 31, 2006 for supplemental contribution account), L-3 Communications Vertex Aerospace LLC (effective through December 31, 2006 for supplemental contribution account), Ocean Systems (salaried and hourly employees with no hours or service on or after January 1, 2002):

Years of Service	Vested Percentage
Less than 5	0%
5 or more	100%

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

Combat Propulsion Systems (salaried employees), L-3 Communications CyTerra Corporation, Electron Devices, L-3 Dynamic Positioning and Control Systems, Inc., L-3 Communications Government Services, Inc., L-3 Communications ILEX Systems, Inc., L-3 Communications MariPro, Inc., L-3 Communications SafeView, Inc., L-3 Communications Security and Detection Systems, L-3 Communications Sonoma EO Inc., L-3 Communications Titan Corporation, MPRI, Inc., Ruggedized Command and Control Solutions and SYColeman Corporation/Coleman Aerospace:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3 or more	100%

L-3 Communications Brashear (effective January 1, 2007 for supplemental contribution account), L-3 Communications Electron Technologies, Inc.(supplemental contribution), L-3 Communications Geneva Aerospace, Inc. (employer contributions transferred from the Geneva Aerospace, Inc. 401(K) Plan), L-3 Communications Systems – East (supplemental contribution account), L-3 Communications Vertex Aerospace LLC (effective January 1, 2007):

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

Company contributions for Army Fleet Support, LLC, BT Fuze Products, ComCept, L-3 Communications Aeromet, Inc., L-3 Communications Advanced Laser Systems Technology, Inc., L-3 Communications Avionics Systems, Inc. (matching account), L-3 Communications Cincinnati Electronics Corporation (supplemental contribution), L-3 Communications Electron Technologies, Inc., L-3 Communications EOTech, Inc., L-3 Communications ESSCO,Inc., L-3 Communications Infrared Products, L-3 Communications InfraredVision Technology Corporation, L-3 Communications Integrated Systems L.P., L-3 Communications Marine Systems, L-3 Communications Nova Engineering, L-3 Communications Systems – East, union employees of L-3 Communications Systems – West, L-3 Communications Vertex Aerospace LLC, L-3 Communications Westwood Corporation, Link Simulation and Training, Randtron Antenna Systems and Southern California Microwave are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries also become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.

Company contributions for participants employed by L-3 Hygienetics Environmental Services, Inc. on December 18, 2007, the closing date of the sale of the business unit, or employed by L-3 Hygienetics Environmental Services, Inc. within thirty days prior to the closing date and employed by any other subsidiary or division of the Company on the closing date are fully vested as of the closing date.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

4. Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2007 and 2006 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006. The Plan’s percentage interest in the Master Trust was 99.4% at December 31, 2007 and 99.5% at December 31, 2006.

	Master Trust		Plan’s Portion
Fund	2007	2006	2007	2006
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Calamos Growth Fund–Class A*	151,466	112,723	150,754	112,291
Davis New York Venture Fund, Inc.–Class Y*	120,110	—	119,737	—
Dodge & Cox Income Fund*	101,785	79,754	101,189	79,529
Dodge & Cox Stock Fund*	248,670	231,753	247,760	230,971
Fidelity Diversified International Fund*	290,238	210,234	288,821	209,319
Fidelity Freedom 2000 Fund*	11,177	10,187	10,959	10,083
Fidelity Freedom 2010 Fund*	111,268	95,923	110,771	95,750
Fidelity Freedom 2020 Fund*	136,494	117,047	135,701	116,400
Fidelity Freedom 2030 Fund*	80,230	60,715	79,371	60,245
Fidelity Freedom 2040 Fund *	5,277	—	5,273	—
Fidelity Freedom 2050 Fund *	4,646	—	4,617	—
Fidelity GNMA Fund*	49,519	43,930	49,302	43,657
Fidelity Growth & Income Portfolio*	—	130,887	—	130,446
Fidelity Magellan Fund*	185,763	156,206	184,981	155,562
Growth Fund of America–Class R5*	171,119	149,595	170,691	149,358
Spartan U.S. Equity Index Fund–Investor Class*	—	150,505	—	150,034
Spartan U.S. Equity Index Fund–Advantage Class*	155,893	—	155,375	—
T. Rowe Price Small-Cap Stock Fund*	157,643	179,245	156,917	178,620
	1,981,298	1,728,704	1,972,219	1,722,265
Investments at Estimated Fair Value
L-3 Stock Fund	686,819	483,001	679,923	477,727
Fidelity Managed Income Portfolio II**	495,309	465,389	493,481	463,978
Participant Loans (Interest Rates of 4.0% to 12.1%)	62,696	55,550	62,489	55,354
	1,244,824	1,003,940	1,235,893	997,059
Total Investments	$3,226,122	$2,732,644	$3,208,112	$2,719,324
______________
*	Mutual Fund
**	Commingled Trust Fund

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

The net change in the fair value of the Master Trust and the Plan’s portion of the net change in fair value for the year ended December 31, 2007 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Income:
Net appreciation in investments	$132,552	$131,092
Interest and dividend income	185,276	184,460
Interest on participant loans	4,623	4,609
Net investment income	$322,451	$320,161

Net appreciation in the fair value of investments in the Master Trust includes approximately $144,332,000 net appreciation related to the L-3 Stock Fund partially offset by $11,780,000 net depreciation related to mutual funds.

5. Benefit-Responsive Investment Contracts

The Plan, through its Master Trust, held investments in the Fidelity Managed Income Portfolio II Fund (“MIP Fund”) at December 31, 2007 and 2006. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a wrap contract issued by a third party. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

Wrap Contracts. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefits-responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

FMTC purchases wrap contracts for the MIP Fund with the aim of maintaining the contract value of the MIP Fund’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP Fund. The MIP Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP Fund invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP Fund is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at a portfolio’s current yield to maturity for a period equal to a portfolio’s duration. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

The crediting rate, and hence a portfolio’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. If the market value of underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and a portfolio’s return, and redemptions by existing unitholders will tend to increase the crediting rate and a portfolio’s return.

Wrap contracts limit the ability of a MIP Fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to, tax disqualification, certain MIP Fund amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP Fund, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP Fund with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.

The average yield earned by the MIP Fund for all fully benefit-responsive investment contracts for the years ended December 31, 2007 and 2006 was 4.69% and 4.67% respectively, based on actual earnings, and 4.64% and 4.37%, respectively, based on interest rate credited to participants.

6. Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 70 ½, at which time withdrawal is mandatory. Effective March 31, 2005, a participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.

A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59½ only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59½. In the event of retirement or termination of employment prior to age 59½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

7. Loans

The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant’s vested account balance.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC. The Company filed a determination letter application in January 2007, for which application is pending.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — CONTINUED

9. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $366,143 for the year ended December 31, 2007.

The Plan’s proportionate interest in the L-3 Stock Fund includes 6,271,842 shares of L-3 Holdings’ common stock valued at approximately $664,439,000 at December 31, 2007 and 5,733,531 shares of L-3 Holdings’ common stock valued at approximately $468,888,000 at December 31, 2006. The Plan received dividends on the L-3 Stock Fund in the amount of $5,905,382 for the year ended December 31, 2007.

10. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs, participants in that employee group will become 100 percent vested in Company contributions and the net assets attributable to that employee group will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

11. Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefit per the financial statements and investment income per the financial statements to the Form 5500:

	December 31,
	2007	2006
	(in thousands)
Net assets available for benefits per the financial statements	$3,226,105	$2,746,928
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,943)	(5,177)
Net assets available for benefits per the Form 5500	$3,221,162	$2,741,751

Year Ended December 31, 2007
(in thousands)
Total investment income per the financial statements	$320,161
Add: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts from December 31, 2006 to December 31, 2007	234
Total investment income per the Form 5500	$320,395

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(in thousands)

Description of Investment	Cost	Current Value
Investment in Master Trust*	**	$3,208,112
Total		$3,208,112
______________
*	Includes participant loans of $62,489 with interest rates from 4.0% to 12.1% maturing through December 2037.
**	DOL Regulation 29 CFR 2520.103-11(d) permits the exclusion of historical cost information for participant directed investment balances.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

L-3 Communications Master Savings Plan Registrant

Date: June 25, 2008	/s/ Ralph G. D’Ambrosio
Name: Ralph G. D’Ambrosio Title: Authorized Signatory, L-3 Benefit Plan Committee